

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2012

<u>Via E-mail</u>
James S. Heiser
Vice President, General Counsel and Secretary
Ducommun Incorporated
23301 Wilmington Avenue
Carson, CA 90745-6209

      Re: **Ducommun Incorporated**
              Form 10-K for the fiscal year ended December 31, 2010
              Filed February 22, 2011
              Form 10-Q for the quarter ended July 2, 2011
              Filed August 9, 2011
              File No. 001-08174

Dear Mr. Heiser:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Max A. Webb

              Max A. Webb
              Assistant Director

cc: Dhiya El-Saden
       Gibson, Dunn & Crutcher LLP